EXHIBIT 99.2

Brookfield Asset Management Inc.

REPORT ON VOTING RESULTS

Annual Meeting of Shareholders

June 11, 2021

National Instrument 51-102 – Section 11.3 (Canada)

The Annual Meeting of Shareholders of Brookfield Asset Management Inc. (the “Corporation”) was held on Friday, June 11, 2021 at 10:30 a.m. in a virtual meeting format via live audio webcast. At this meeting, there were 298 shareholders represented in person or by proxy holding 1,036,224,201 Class A Limited Voting Shares (“Class A Shares”), representing 65.69% of the Corporation’s 1,577,518,146 issued and outstanding Class A Shares on the record date for this meeting, and one shareholder holding 85,120 Class B Limited Voting Shares (“Class B Shares”), representing 100% of the Corporation’s 85,120 issued and outstanding Class B Shares.

The following is a summary of the votes cast by holders of the Class A Shares and Class B Shares represented at this meeting.

Election of Directors

All of the 16 nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at this meeting by acclamation. As indicated below, each director elected at this meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated for election by this class of shareholders:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	997,641,299	99.61	3,886,514	0.39
Angela F. Braly	993,245,700	99.17	8,282,113	0.83
Janice Fukakusa	995,382,669	99.39	6,145,144	0.61
Maureen Kempston Darkes	959,274,290	95.78	42,253,523	4.22
Frank J. McKenna	929,690,712	92.83	71,837,101	7.17
Hutham S. Olayan	999,288,555	99.78	2,239,258	0.22
Seek Ngee Huat	997,345,570	99.58	4,182,243	0.42
Diana L. Taylor	986,138,429	98.46	15,389,384	1.54

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner,

Jack L. Cockwell, Marcel R. Coutu, Bruce Flatt, Brian D. Lawson, Howard S. Marks, Rafael Miranda and Lord O’Donnell.

Appointment of Auditors

The resolution to reappoint Deloitte LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Class A Shares and Class B Shares.

Management received the following proxies from the holders of Class A Shares and Class B Shares on this resolution:

Class	Outcome	Votes For	%	Votes Withheld	%
Class A Shares	Carried	1,005,891,611	97.07	30,332,590	2.93
Class B Shares	Carried	85,120	100.0	Nil	Nil

Passing an Advisory Resolution on the Corporation’s Approach to Executive Compensation

The resolution passing an advisory resolution on the Corporation’s Approach to Executive Compensation, as set out in the Management Information Circular dated April 30, 2021, was approved by the majority of the holders of Class A Shares.

Management received the following proxies from the holders of Class A Shares on this resolution:

Class	Outcome	Votes For	%	Votes Against	%
Class A Shares	Carried	934,845,047	93.34	66,715,534	6.66

Other Business

There were no other matters coming before this meeting that required a vote by either the holders of Class A Shares or Class B Shares.

BROOKFIELD ASSET MANAGEMENT INC.

/s/ Justin B. Beber
Justin B. Beber
Managing Partner, Head of Corporate Strategy & Chief Legal Officer

Date: June 14, 2021